--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               LOISLAW.COM, INC.
                                ---------------

                           (Name of Subject Company)

                               LOISLAW.COM, INC.
                                ---------------

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                            ------------------------

                         (Title of Class of Securities)

                                  541431-10-2
                            ------------------------

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 KYLE D. PARKER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               LOISLAW.COM, INC.
                             105 NORTH 28TH STREET
                           VAN BUREN, ARKANSAS 72956

                                 (501) 471-5581
                            ------------------------

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                WITH COPIES TO:

       KENN W. WEBB                        MICHAEL E. DILLARD, P.C.
NOVAKOV DAVIS & MUNCK, P.C.        AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
 900 THREE GALLERIA TOWER                     1700 PACIFIC AVENUE
      13155 NOEL ROAD                             SUITE 4100
    DALLAS, TEXAS 75240                    DALLAS, TEXAS 75201-4675
      (214) 922-9221                            (214) 969-2800

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

    The name of the subject company is Loislaw.com, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 105 North 28th Street, Van Buren, Arkansas 72956. Its telephone number at that address is (501) 471-5581. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Company Common Stock" or the "Shares"), of the Company. As of December 19, 2000, there were 21,244,849 Shares outstanding, 1,299,674 Shares issuable upon the exercise of outstanding options or warrants and 19,566 Shares reserved for issuance under the Company's Employee Stock Purchase Plan.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

    This statement relates to the offer by LL Acquisition Corp., a Delaware corporation ("Offeror") and an indirect, wholly-owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated December 29, 2000 (the
"Schedule TO"), to purchase all of the issued and outstanding Shares, at a price of $4.3545 per Share, net to the seller in cash, without interest (such price, or such higher price per Share as may be paid in the offer (as defined below), referred to herein as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer"). Parent is an indirect, wholly-owned subsidiary of Wolters Kluwer nv, a corporation organized under the laws of the Netherlands.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 19, 2000 (the "Merger Agreement"), by and among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

    As set forth in the Schedule TO, the principal executive offices of Parent and Offeror are c/o Wolters Kluwer United States Inc., 161 North Clark Street, 48th Floor, Chicago, Illinois 60601.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

CERTAIN TRANSACTIONS

    Except as described in this Item 3 and in Exhibit 2 hereto, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Offeror or their respective officers, directors or affiliates.

    The Company disclosed information regarding certain agreements, transactions and relationships between the Company and its officers and directors or their affiliates under the headings "Item 1. Election of Directors--Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "Certain Transactions" in the Proxy Statement filed with the United States Securities and Exchange Commission (the "Commission") and distributed in connection with the Company's Annual Meeting held on June 13, 2000. Such information is filed as Exhibit 2 hereto and is incorporated herein by reference.

    LOANS FROM STOCKHOLDER

    On December 8, 2000, Capital Resource Lenders III, L.P., an entity with which Robert C. Ammerman, a director of the Company, is affiliated, made a loan in the principal amount of $500,000 to the Company bearing interest at 12.0% per annum. On December 15, 2000, that entity made another loan to the Company in the initial principal amount of $1.0 million bearing interest at 9.5% per annum. The purpose of these loans was to provide short-term financing to the Company pending the Company's receipt of additional financing. Each of the promissory notes evidencing these loans provided that it would be repaid in full upon the receipt by the Company of additional financing in the amount of at least $2.0 million. These loans were repaid in full on December 28, 2000 with funds obtained from Parent pursuant to the Note (as hereinafter defined in this Item 3).

    The Company's obligations in connection with these loans were evidenced by a Promissory Note in the initial principal amount of $500,000 and a related Note Purchase Agreement, each dated December 8, 2000, which are filed as Exhibit 3 hereto and incorporated herein by reference, and a Promissory Note in the initial principal amount of $1.0 million and a related Note Purchase Agreement, each dated December 15, 2000, which are filed as Exhibit 4 hereto and incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the complete text of such Promissory Notes and Note Purchase Agreements.

    Because the loans described above were repaid with funds borrowed by the Company pursuant to the Note, and the funding of the Note was contingent upon execution and delivery of the Merger Agreement by the Company, Mr. Ammerman may be deemed to have an interest in the transactions contemplated by the Merger Agreement that is in addition to his interests, or the interests of his affiliates, as stockholders of the Company generally. The Company's Board of Directors was aware of the potential conflict of interest that may be deemed to exist as a result of the foregoing and considered such potential conflict of interest along with the other factors identified in Item 4 in evaluating the transactions contemplated by the Merger Agreement.

    AGREEMENT WITH AND POTENTIAL CONFLICT OF INTEREST OF CEO

    The Company's Chairman of the Board and Chief Executive Officer, Kyle D. Parker, who is also a director of the Company, may be deemed to have an interest in the transactions contemplated by the Merger Agreement that is in addition to his interests as a stockholder of the Company generally. It is anticipated that Mr. Parker will continue to be employed by the Company following the Merger. Pursuant to his Employment Agreement with the Company dated June 17, 1999, as amended (the "Employment Agreement"), Mr. Parker would be entitled to a lump sum payment equal to two times his base annual compensation (which is defined to include salary and bonus), plus certain insurance benefits and expense reimbursements, upon the termination of his employment by the Company or any successor within 12 months after a change in control (as defined in the Employment Agreement) of the Company. The consummation of the Offer and the Merger will constitute a change in control for purposes of the Employment Agreement. This amount would be payable as a result of (a) any termination of Mr. Parker's employment by the Company or any successor in such 12-month period other than a termination for cause (as defined) or as a result of Mr. Parker's disability (as defined) or death, or (b) a termination by Mr. Parker of his employment during such 12-month period as a result of his demotion, in title or responsibility, or a decrease in his compensation or benefits. The Employment Agreement also provides for an adjustment in the amount payable in such circumstances if the adjustment would be necessary to avoid the incurrence of certain federal excise taxes payable on certain severance payments and the total amount received by Mr. Parker after the adjustment would exceed the amount that he would receive if the adjustment were not made and the excise tax were incurred. In the absence of a change in control of the Company, a termination of Mr. Parker's employment under similar circumstances would entitle Mr. Parker only to an amount equal to 12 months' base salary, payable in installments over a 12-month period following termination rather than in a lump sum. The Employment Agreement and the amendment thereto are filed as Exhibits 5 and 6, respectively, hereto and incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the complete text of those documents.

    The Company's Board of Directors was aware of the potential conflict of interest that may be deemed to exist as a result of Mr. Parker's continued employment and the provisions of his Employment Agreement described above and considered such potential conflict of interest along with the other factors identified in Item 4 in evaluating the transactions contemplated by the Merger Agreement.

ARRANGEMENTS WITH PARENT, OFFEROR OR THEIR AFFILIATES

    CONFIDENTIALITY AGREEMENT

    The following is a summary of certain material provisions of the Confidentiality Agreement dated June 6, 2000, between the Company and Parent (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 7 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

    The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent agreed to keep confidential all nonpublic and confidential information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible business relationship or transaction involving the Company and Parent. Parent agreed in the Confidentiality Agreement not to engage in any transaction in the Company's securities while in possession of any material nonpublic information regarding the Company.

    THE MERGER AGREEMENT, THE OPTION AGREEMENT, THE NOTE AND THE SECURITY
     AGREEMENT

    Concurrently with the execution of the Merger Agreement, certain stockholders of the Company (each a "Stockholder" and collectively, the "Stockholders") beneficially owning, in the aggregate, approximately 63.28% of the outstanding Shares on a fully diluted basis, entered into a Stock Option and Tender Agreement dated as of December 19, 2000 (the "Option Agreement") with Parent and Offeror. As described more fully below, pursuant to the Option Agreement, the Stockholders have, among other things, agreed to tender into the Offer (and not withdraw except in certain limited circumstances) all the Stockholders' Shares then outstanding and have granted to Parent or Offeror, as Parent shall designate, a conditional option to purchase the Stockholders' Shares. In addition, on December 19, 2000, the Company executed a Grid Promissory Demand Note (the "Note") in favor of Parent in the amount of $7.0 million. The amount borrowed under the Note, in the aggregate, may not exceed $5.0 million prior to April 19, 2001, or $7.0 million on or after April 19, 2001. On December 26, 2000, the Company borrowed $3.0 million from Parent pursuant to the Note. As security for the Company's performance of its obligations under the Note, the Company and Parent have entered into a Security Agreement dated as of December 19, 2000 (the "Security Agreement") pursuant to which the Company has granted to Parent a first priority security interest in the accounts and general intangible assets of the Company, as described more fully below. The following is a summary of certain material provisions of the Merger Agreement, the Option Agreement, the Note and the Security Agreement, copies of which are filed as Exhibits 1, 8, 9 and 10, respectively, hereto and are incorporated herein by reference. These summaries do not purport to be complete and are qualified in their entirety by reference to the respective texts of the Merger Agreement, the Option Agreement, the Note and the Security Agreement. Capitalized terms used in the following summaries and not otherwise defined in this Schedule 14D-9 shall have the meanings set forth in the Merger Agreement.

    THE MERGER AGREEMENT

    THE OFFER. The Merger Agreement provides for the commencement of the Offer not later than the tenth business day from the public announcement of the execution of the Merger Agreement. The Offer is conditioned upon there having been validly tendered by the Expiration Date (as defined below) and not withdrawn that number of Shares that would constitute at least two-thirds of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). Offeror's obligation to accept for payment and to pay for any Shares validly tendered and not withdrawn is subject only to the Minimum Condition, and to the other conditions set forth under the heading "Certain Conditions to Offeror's Obligations" below. The Merger Agreement provides that Offeror cannot amend or waive the Minimum Condition or decrease the Offer Price or the number of Shares sought, change the form of consideration to be paid pursuant to the Offer, impose conditions to the Offer in addition to those set forth under the heading "Certain Conditions to Offeror's Obligations" below, amend any other term or condition of the Offer in any manner adverse to the holders of Shares or extend the expiration date of the Offer without the prior written consent of the Company. Notwithstanding the foregoing, Offeror shall be entitled to extend the Offer, without the consent of the Company, if at the initial expiration of the Offer, which will be 20 business days following commencement of the Offer, or any extension thereof (as so extended, the "Expiration Date"), any condition to the Offer is not satisfied or waived, and at the Company's request, Offeror shall extend the Offer from time to time, until June 19, 2001 if at the then scheduled Expiration Date all of the Offer conditions have not been satisfied or waived as permitted by the Merger Agreement. Any extension of the Offer shall not, without the written consent of the Company, exceed the number of days that Offeror reasonably believes will be necessary so that the Offer conditions will be satisfied. In addition, Offeror may, without the consent of the Company, extend any then scheduled Expiration Date of the Offer for any period required by applicable rules, regulations, interpretations or positions of the Commission applicable to the Offer or for any period required by applicable law. If the Minimum Condition has been satisfied and all other conditions to the Offer have been satisfied or waived but fewer than 90% of the Shares have been validly tendered and not withdrawn as of any Expiration Date, Offeror shall accept and purchase all of the Shares tendered in the initial offer period and may provide for a subsequent offering period (as contemplated by Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as long as providing for the subsequent offering period does not require the extension of the initial offer period under applicable rules and regulations of the Commission, which subsequent offering period shall not exceed 20 business days. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

    COMPANY ACTIONS. Pursuant to the Merger Agreement, the Company has agreed that, as promptly as practicable following the commencement of the Offer, it will file with the Commission and mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's stockholders accept the Offer and approve the Merger, subject to the fiduciary duties of the Company's directors under applicable law and to the provisions of the Merger Agreement.

    THE MERGER. The Merger Agreement provides that at the effective time of the Merger (the "Effective Time"), Offeror shall be merged with and into the Company. Following the Merger, Offeror's separate corporate existence shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all of Offeror's rights and obligations in accordance with the Delaware General Corporation Law, as amended (the "Delaware GCL").

    At the Effective Time, the Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation and the Bylaws of Offeror shall be the Bylaws of the Surviving Corporation. Offeror's directors and officers shall become the directors and officers of the Surviving Corporation.

    CONVERSION OF SECURITIES. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares, each holder of a Share that is issued and outstanding (other than Shares owned by the Company as treasury stock, and any Shares owned by Parent, Offeror, or any other wholly-owned subsidiary of Parent, which shall be cancelled, and Shares held by stockholders who have properly exercised appraisal rights under the Delaware
GCL) shall acquire the right to receive the Offer Price without interest as consideration for the conversion of each Share. Each share of stock of Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of Offeror, be converted into and become one fully paid and nonassessable share of Common Stock, par value $.001 per share, of the Surviving Corporation.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Offeror, including, but not limited to, representations and warranties as to organization and qualification, subsidiaries, capital structure, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, required consents and approvals, filings made by the Company with the Commission under the Exchange Act (including financial statements included in the documents filed by the Company under that act), absence of material adverse changes, absence of litigation, employee benefit plans, environmental laws and regulations, intellectual property, tax matters, liability insurance, the inapplicability of certain state takeover statutes, engagement of brokers and finders and the accuracy of information supplied.

    Parent and Offeror have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties as to organization, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, required consents and approvals and financing, accuracy of information supplied and engagement of brokers and finders.

    COVENANTS RELATING TO THE CONDUCT OF BUSINESS. During the period from the date of the Merger Agreement until the time Parent's director designees have been elected to, and constitute a majority of, the Board of Directors of the Company, the Company has agreed that it will, in all material respects, carry on its business according to its ordinary and usual course, consistent with past practice, and seek to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it, to the end that its goodwill and ongoing business shall not be materially impaired. The Company has agreed that, except as otherwise expressly contemplated by the Merger Agreement, during such period, the Company will not, without the prior written consent of Parent:

        (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement, other than issuance of Shares upon exercise of options or warrants outstanding as of the date of the Merger Agreement;

        (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding Shares;

        (iii) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such;

        (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

        (v) adopt any amendments to its Certificate of Incorporation or Bylaws or alter through reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company;

        (vi) make any acquisition, by means of merger, consolidation or otherwise, or disposition, of assets or securities (other than the Merger), in each case other than in the ordinary course of business consistent with past practice;

        (vii) sell, lease, license, mortgage or otherwise encumber or subject to any lien (other than liens incurred in connection with any loans from Parent or one of its affiliates) or otherwise dispose of any of its properties or assets, except sales in the ordinary course of business consistent with past practice;

        (viii) (A) incur any indebtedness for borrowed money (other than loans from Parent or one of its affiliates) or guarantee any such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than the Company;

        (ix) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $500,000;

        (x) make any material tax election or settle or compromise any material income tax liability;

        (xi) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the most recent report required to be filed by the Company with the Commission pursuant to the federal securities laws and the Commission's rules and regulations or incurred in the ordinary course of business consistent with past practice, or waive any benefits of, or agree to modify in any respect, any confidentiality, standstill or similar agreements to which the Company is a party;

        (xii) except in the ordinary course of business, modify, amend or terminate any contract or agreement to which the Company is a party, or waive, release or assign any rights or claims;

        (xiii) except as required to comply with applicable law, (A) adopt, enter into, terminate or amend any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company (collectively, "Benefit Plans"), other than arrangements or understandings adopted, entered into, terminated or amended in the ordinary course of business consistent with past practice, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice), (C) pay any benefit not provided for under any Benefit Plan, (D) except as permitted in clause (B) above, grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreement or awards made thereunder) or
    (E) other than in the ordinary course of business consistent with past practice, take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

        (xiv) (A) take, or agree or commit to take, any action that would make any representation or warranty of the Company in the Merger Agreement inaccurate at the Effective Time (except for representations and warranties which speak as of a particular date, which need be accurate only as of such date), (B) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at the Effective Time (except for representations and warranties which speak as of a particular date, which need be accurate only as of such date), provided however that the Company shall be permitted to take or omit to take such action which can be cured, and in fact is cured, at or prior to the Effective Time or (C) take, or agree or commit to take, any action that would result in, or is reasonably likely to result in, any of the conditions to the Merger not being satisfied, except that such action shall be permitted if it is consistent with the fiduciary duties of the Company's Board of Directors to the Company's stockholders under applicable law; or

        (xv) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    NO SOLICITATION. The Company has agreed in the Merger Agreement that, from and after the date of the Merger Agreement and prior to the Effective Time, the Company (a) will not, nor shall it authorize or permit its officers, directors, employees, representatives and agents to, initiate, solicit or encourage, directly or indirectly, any proposal or offer for a merger or other business combination involving the Company or any proposal or offer to acquire a significant equity interest in, or a significant portion of any assets of the Company other than transactions contemplated by the Merger Agreement (an "Alternative Proposal") or engage in any negotiations or enter into any agreement or provide any confidential information or data to any person in connection with or relating to any Alternative Proposal; (b) will immediately cease any existing discussions or negotiations, if any, with any parties conducted prior to the execution of the Merger Agreement with respect to any Alternative Proposal; and (c) will notify Parent as soon as practicable if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations and/or discussions are sought to be initiated or continued with, the Company. Notwithstanding the foregoing, the Company's Board of Directors on behalf of the Company shall not be required to act, with respect to unsolicited Alternative Proposals, in any manner which, in the opinion of the Company's Board of Directors after consultation with its counsel, could reasonably be deemed inconsistent with its fiduciary duties to the Company's stockholders or refrain from taking any action that could reasonably be deemed to be required by such fiduciary duties.

    STOCK OPTIONS. As of the Effective Time, each outstanding stock option (an "Option" and, collectively, the "Options") granted under the Company's 1996 Stock Option Plan, the 1999 Nonqualified Stock Option Plan for Nonemployee Directors and the Loislaw.com, Inc. 2000 Stock Option Plan (collectively, the "Option Plans"), whether or not then vested or exercisable, shall be converted into the right to receive from the Company an amount of cash equal to the product of (i) the number of Shares subject to the Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such option (the "Option Consideration"). Prior to the Effective Time, the Company shall take all steps necessary to give written notice to each holder of an Option that (i) all Options shall be canceled effective as of the Effective Time and (ii) upon the execution and delivery to the Company by such holder of an instrument acknowledging cancellation of all Options held by such holder effective as of the Effective Time ("Cancellation Instrument"), the Company shall pay such holder, promptly following the Effective Time, the Option Consideration for all Options held by such holder. Any amounts payable pursuant to the Merger Agreement with respect to Options shall be subject to any required withholding of taxes and shall be paid without interest. Parent agrees to provide the Company with sufficient funds to permit the Company to satisfy its obligations under the Merger Agreement to holders of Options.

    INDEMNIFICATION. From and after the consummation of the Offer, Parent shall and shall cause the Company (or, if after the Effective Time, the Surviving Corporation) to indemnify, defend and hold harmless all past and present officers and directors of the Company to the full extent permitted by applicable law or the Company's Certificate of Incorporation and Bylaws or indemnification agreements in effect on the date of the Merger Agreement including provisions relating to the advancement of expenses incurred in the defense of any action or suit for acts or omissions occurring at or prior to the Effective Time to the extent that any such claim is based on, or arises out of, the fact that such person is or was a director or officer of the Company. Parent will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's current directors and officers a liability insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the Company's existing policy. The Merger Agreement also provides that Parent shall make proper provision so that the successors and assigns of Parent and Offeror will assume the indemnification obligations described above.

    EMPLOYEES. The Merger Agreement provides that, (a) following the Effective Time, the Surviving Corporation will provide pension, health and welfare benefits (other than stock option, stock purchase or similar plans) to employees of the Company who continue their employment after the Effective Time (each, a "Continuing Employee") on terms which are generally no less favorable to such Continuing Employee than the benefits being provided to such Continuing Employee immediately prior to the Effective Time and (b) if at any time Parent shall make a determination that any Continuing Employee is eligible to participate in any of its benefit plans after the Effective Time, then, for purposes of eligibility and vesting with respect to any such plans, Parent will cause the Surviving Corporation to recognize the service of the Continuing Employees through the Effective Time as if such service had been performed with Parent.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly after such time as Offeror acquires Shares pursuant to the Offer, Parent shall be entitled to designate at its option that number of directors, rounded to the next whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by Parent equal to the aggregate voting power of the Shares owned by Offeror, Parent or any of their respective affiliates; provided, however, until the Effective Time, the Company's Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement (the "Company Designees"), provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent shall always have its designees represent at least a majority of the entire Board of Directors. From and after the time that Parent's designees constitute a majority of the Company's Board of Directors, any actions relating to the amendment or termination of the Merger Agreement by the Company or any extension of time requiring the approval of the Company or waiver of any condition or rights of the Company thereunder or any action that would adversely affect the rights of the stockholders of the Company or the holders of options must be approved by a majority of the directors of the Company then in office who were directors of the Company as of the date of the Merger Agreement; provided, that if there shall be no such directors, Parent will cause to be elected to the Company's Board of Directors two persons who shall not be stockholders, affiliates or associates of Parent or Offeror, and none of the foregoing may be effected without their consent. Subject to applicable law, the Company has agreed to take all action which is reasonably necessary to effect any such election, including mailing to its stockholders the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    CONDITIONS PRECEDENT. The respective obligations of each party to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) if required by applicable law, the stockholders of the Company shall have approved the Merger; provided, however, that Parent and Offeror shall vote all of their Shares entitled to vote thereon in favor of the Merger, (ii) no statute, rule, regulation, executive order, decree, ruling or injunction or other order issued by any court of competent jurisdiction or other governmental or regulatory entity preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used its reasonable efforts to have any such decree, ruling, injunction or order vacated, and (iii) all material governmental consents, orders and approvals legally required for the consummation of the Merger shall have been obtained and any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and under antitrust laws of any applicable jurisdictions outside the United States applicable to the Merger shall have expired or been terminated.

    TERMINATION. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time:

        (a) By the mutual consent of Parent, Offeror and the Company.

        (b) By either the Company or Parent:

           (i) if Shares shall not have been purchased pursuant to the Offer on or prior to six months from the execution of the Merger Agreement; provided, however, that the right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or Offeror to purchase Shares pursuant to the Offer on or prior to such date; or

           (ii) if any governmental entity of competent jurisdiction in the United States or other country in which the Company directly or indirectly has material assets or operations shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their respective reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

        (c) By the Company's Board of Directors:

           (i) if, prior to the purchase of Shares pursuant to the Offer,
       (A) the Company's Board of Directors shall have entered into or shall have publicly announced its intention to enter into a definitive agreement or an agreement in principle with respect to any Alternative Proposal that the Company's Board of Directors determines, in good faith after consultation with its financial advisors, is a bona fide proposal to acquire, directly or indirectly, all of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Company's Board of Directors determines in good faith (after consultation with the Company's financial advisor) to be more favorable to the Company and its stockholders than the Offer and the Merger (a "Superior Proposal"); (B) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or Offeror, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended a Superior Proposal or shall have executed, or shall have announced its intention to enter into, an agreement in principle or definitive agreement relating to a Superior Proposal with a person or entity other than Parent, Offeror or their respective affiliates (or the Company's Board of Directors resolves to do any of the foregoing); (C) any person or group (as defined in
       Section 13(d)(3) of the Exchange Act) (other than Parent,

       Offeror or their respective affiliates) shall have become, after the date of the Merger Agreement, the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the outstanding Shares, or (D) any representation or warranty made by Parent or Offeror in the Merger Agreement shall not have been true and correct in all material respects when made, or Parent or Offeror shall have failed to observe or perform in any material respect any of its material obligations under the Merger Agreement, provided that prior to exercising such right of termination, the Company shall give prompt written notice to Parent of such misrepresentation or breach of warranty or failure to observe or perform; provided, further, that the Company shall not have such right of termination if the condition resulting in such misrepresentation or breach of warranty or failure to observe or perform is cured (i) in the event such notice is delivered on or prior to the fourth business day prior to the then-scheduled expiration date of the Offer, not later than the earlier of (A) such expiration date and
       (B) ten business days following delivery of such notice and (ii) in the event such notice is delivered on or after the third business day prior to such expiration date, not later than three business days following such delivery (it being agreed that in such event the Offer shall be extended as necessary at least until the end of such cure period); or

           (ii) if Parent or Offeror shall have terminated the Offer, or the Offer shall have expired, without Parent or Offeror, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement for the reasons set forth in this paragraph if the Company is in material breach of the Merger Agreement;

           (iii) if Parent, Offeror or any of their respective affiliates shall have failed to commence the Offer on or prior to ten business days following the date of the initial public announcement of the Offer or shall have failed to pay for the Shares in accordance with the terms of the Offer; provided, that the Company may not terminate the Merger Agreement for the reasons set forth in this paragraph if the Company is in material breach of the Merger Agreement; or

           (iv) if, at any time after April 19, 2001, upon request made by the Company in accordance with the terms of the Note, Parent fails to make an advance to the Company as required in accordance with the terms of the Note; provided, that the Company may not terminate the Merger Agreement for the reasons set forth in this paragraph if the Company is in material breach of the Merger Agreement.

        (d) By Parent or Offeror:

           (i) if, due to an occurrence that, if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions to the Offer (see "Certain Conditions to Offeror's Obligations" below), Parent, Offeror or any of their respective affiliates shall have failed to commence the Offer promptly following the date of the initial public announcement of the Offer but in any event on or prior to the tenth business day following the initial public announcement of the Offer; provided that neither Parent nor Offeror may terminate the Merger Agreement for the reasons set forth in this paragraph if Parent or Offeror is in material breach of the Merger Agreement; or

           (ii) prior to the purchase of Shares pursuant to the Offer, if
       (A) the Company shall have received any Alternative Proposal which the Company's Board of Directors has determined to designate as a Superior Proposal; (B) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or Offeror, its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Alternative Proposal or shall have executed, or shall have announced its intention to enter into, an agreement in principle or definitive agreement relating to an Alternative Proposal with a person or entity other than Parent, Offeror or their respective affiliates (or the Company's Board of Directors resolves to do any of the foregoing); (C) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Offeror or any of their respective affiliates) shall have become, after the date of the Merger Agreement, the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the outstanding Shares, or (D) any representation or warranty made by the Company in the Merger Agreement shall not have been true and correct in all material respects when made and shall have resulted in, or is reasonably likely to result in, an adverse change in the assets, liabilities, financial condition or results of operations of the Company which is material to the Company, other than any change or effect arising out of general economic conditions (a "Company Material Adverse Effect"), or the Company shall have failed to observe or perform in any material respect any of its material obligations under the Merger Agreement; provided that prior to exercising such right of termination, Parent and Offeror shall give prompt written notice to the Company of such misrepresentation or breach of warranty or failure to observe or perform; provided, further, that Parent and Offeror shall not have such right of termination if the condition resulting in such misrepresentation or breach of warranty or failure to observe or perform is cured (i) in the event such notice is delivered on or prior to the fourth business day prior to the then-scheduled Expiration Date of the Offer, not later than the earlier of (A) such Expiration Date and
       (B) ten business days following delivery of such notice and (ii) in the event such notice is delivered on or after the third business day prior to such Expiration Date, not later than three business days following such delivery (it being agreed that in such event the Offer shall be extended as necessary at least until the end of such cure period).

    EFFECT OF TERMINATION; TERMINATION FEE. The Merger Agreement provides that if the Company's Board of Directors terminates the Merger Agreement pursuant to the provisions described in (c)(i)(A) or (B) under "Termination" above or if Parent or Offeror terminates the Merger Agreement pursuant to the provisions described in clauses (d)(ii)(A) or (B) under "Termination" above, then immediately following such termination, the Company must promptly pay to Parent $3.5 million. Nothing contained in such provision will relieve any party from liability for fraud or for willful breach of the Merger Agreement.

    Except as set forth above, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

    CERTAIN CONDITIONS TO OFFEROR'S OBLIGATIONS. Notwithstanding any other term of the Offer, and in addition to (and not in limitation of) Offeror's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement) Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Offeror's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the HSR Act or the antitrust laws of applicable jurisdictions outside the United States has not expired or terminated, (ii) the Minimum Condition has not been satisfied or (iii) at any time on or after December 19, 2000, and before the expiration of the Offer, any of the following conditions exist:

    (a) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any governmental entity of competent jurisdiction in the United States or other country in which the Company directly or indirectly has material assets or operations which (1) prohibits the consummation of the Offer or the Merger, (2) as a result of the Offer or the Merger, restrains or prohibits, or imposes any material limitations on, Parent's or Offeror's ownership or operation of all or a material portion of the businesses or assets of Parent and its subsidiaries, taken as a whole, or of the business or assets of the Company, or compels Parent or any of Parent's subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company, or of Parent and Parent's subsidiaries, taken as a whole, or requires the Company, Parent or Offeror to pay damages that are material in relation to the Company, (3) challenges, prohibits, or makes illegal the acceptance for payment, payment for or purchase of Shares pursuant to, or consummation of, the Offer or the Merger, (4) imposes material limitations on the ability of Offeror or Parent effectively to exercise full rights of ownership of the Shares accepted for payment pursuant to the Offer, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders or
(5) requires divestiture by Parent or any of Parent's subsidiaries or affiliates of any Shares; provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

    (b) there shall be instituted or pending any action, suit or proceeding by any governmental entity of competent jurisdiction in the United States, or any other country in which the Company directly or indirectly has material assets or operations, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (1) through (5) of paragraph (a) above; provided, that Parent shall have used all reasonable efforts to cause any such action, suit or proceeding to be withdrawn or dismissed;

    (c) there has been since the date of the Merger Agreement any event, occurrence or development or state of circumstances or facts which has had or would reasonably be expected to have a Company Material Adverse Effect;

    (d) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, (i) those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and accurate as of such date or with respect to such period, or (ii) where the failure of such representations and warranties to be true and accurate, or the breach, non-performance or non-compliance with such obligations, agreements or covenants, do not have, individually or in the aggregate, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

    (e) the Merger Agreement shall have been terminated in accordance with its terms;

    (f) the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to an Alternative Proposal; or

    (g) the Company's Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent or Offeror (including by amendment of this Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger, or recommended an Alternative Proposal, or shall have resolved to do any of the foregoing;

which in the reasonable judgment of Parent or Offeror, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

    The foregoing conditions are for the sole benefit of Offeror and Parent and may, subject to the terms of the Merger Agreement, be waived by Parent or Offeror in whole or in part at any time and from time to time in the sole discretion of Parent or Offeror.

    THE OPTION AGREEMENT

    GENERAL. As a condition of Parent's willingness to enter into the Merger Agreement, Parent required that each of the Stockholders set forth therein enter into the Option Agreement. The Stockholders who are parties to the Option Agreement own, in the aggregate, 14,279,590 Shares. The Stockholders and the number of Shares owned by each of them are as follows: Kyle D. Parker (1,119,200 Shares), KDP Investments, Limited Partnership (2,000,000 Shares), The Parker Trust, of which Kyle D. Parker is trustee (219,500 Shares), Douglas W. Parker, Sr. (479,600 Shares), DWP & LAP Investments, Limited Partnership (1,000,000 Shares), Melissa A. Parker (559,600 Shares), Melissa Investments, Limited Partnership (1,000,000 Shares), Capital Resource Lenders III, L.P. (5,659,542 Shares), CRP Investment Partners III, L.L.C. (4,628 Shares), Sandler Capital Partners IV, L.P. (1,587,360 Shares) and Sandler Capital Partners IV, FTE, L.P. (650,160 Shares). W. Clark Wigley, who has an option to purchase the 219,500 shares owned by The Parker Trust, is also a party to the Option Agreement.

    AGREEMENT TO TENDER. Pursuant to the Option Agreement, the Stockholders severally (and not jointly) have agreed to tender and sell to Offeror pursuant to the Offer, a total of 14,279,590 outstanding Shares owned of record or owned beneficially with the right to sell by the Stockholders (plus any additional Shares acquired by them upon exercise prior to the consummation of the Offer of Options held by them). Each Stockholder severally (and not jointly) has agreed to deliver to the Depositary, promptly, but not later than ten days following the date of the Offer to Purchase, the Letter of Transmittal together with the certificates for the Stockholder's Shares, if available, or a "Notice of Guaranteed Delivery," if the Stockholder's Shares are not available. Each of the Stockholders has also severally (and not jointly) agreed not to withdraw (except in certain limited circumstances) any Shares tendered into the Offer unless the Offer is terminated by Parent or Offeror without any Shares being purchased thereunder.

    OPTION TO PURCHASE. Each Stockholder has also severally granted to Parent or Offeror, as Parent shall designate (for purposes of this "Option Agreement" section only, the "Optionee"), a conditional irrevocable option (the "Stock Option") to purchase all of the Stockholder's Shares owned of record or owned beneficially with the right to sell by such Stockholder at a purchase price equal to the Offer Price. Except as described below, the Stock Option may be exercised by Optionee, in whole and for all of such Stockholder's Shares but not in part or for less than all of such Stockholder's Shares, during the period (the "Exercise Period") beginning on the earlier of (i) the date the Offer is terminated by Parent or Offeror for any reasons set forth in (f) or (g) of the Conditions to the Offer (as set forth in Annex A to the Merger Agreement) and
(ii) the termination of the Merger Agreement pursuant to Section 7.1(c)(i)(a) or
(b) of the Merger Agreement and, in either case, ending 20 business days after initial public announcement of a Superior Proposal.

    CONDITIONS TO DELIVERY OF THE SHARES. The Option Agreement provides that the obligation of the Stockholders to deliver, and the Optionee to pay for, the Shares upon exercise of the Stock Option is subject to (i) all waiting periods under the HSR Act, applicable to the exercise of the Stock Option and delivery of the Shares, having expired or been terminated, and (ii) there being no permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting the exercise of the Stock Option or the delivery of the Stockholder's Shares in respect of such exercise.

    REPRESENTATION AND WARRANTIES. The Option Agreement contains customary representations and warranties by each Stockholder severally (and not jointly) to Parent and Offeror, including those relating to (i) authority to enter into the Option Agreement and sell Shares owned of record or owned beneficially with the right to sell by such Stockholder, (ii) no options, warrants or other rights to purchase or acquire such Stockholder's Shares, (iii) good and marketable title to such Stockholder's Shares, free and clear of all liens, claims, encumbrances and security interests, (iv) legality, validity and binding effect of the Option Agreement, and (v) no violation of agreements, judgments, laws, rules and regulations. The Option Agreement also contains customary representations and warranties by Parent and Offeror, including those relating to authority to enter into the Option Agreement, the sufficiency of funds of Parent, legality, validity and binding effect of the Option Agreement and no violation of agreements, judgments, laws, rules and regulations.

    NO DISPOSITION OF STOCKHOLDERS' SHARES AND NO ACQUISITION OF SHARES. Each Stockholder has severally (and not jointly) agreed that, except as contemplated by the Option Agreement, such Stockholder will not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create any security interest, lien, claim, pledge, option, right of first refusal, limitation on such Stockholder's voting rights, charge or other encumbrance with respect to, such Stockholder's Shares. Each such Stockholder has also agreed severally (and not jointly) that he or she will not, and will not offer or agree to, acquire any additional Shares or options, warrants or other rights to acquire Shares, without the prior written consent of Parent or Offeror. Each Stockholder agrees severally (and not jointly) that such Stockholder shall not grant any proxy or power of attorney with respect to the voting of Shares (each a "Voting Proxy") to any person except to vote in favor of any of the transactions contemplated by the Option Agreement or the Merger Agreement. No Voting Proxy shall be given or written consent executed by such Stockholder after the date of the Option Agreement with respect to such Stockholder's Shares (and if given or executed, will not be effective) so long as the Option Agreement remains in effect; provided, however, that such Stockholder may grant Voting Proxies in furtherance of such Stockholder's obligations under the Voting Agreement section of the Option Agreement.

    COVENANTS OF PARENT AND OFFEROR. Each of Parent and Offeror has agreed not to sell, offer to sell or otherwise dispose of the Shares in violation of the Securities Act of 1933, as amended. Each of Parent and Offeror has also agreed to perform in all material respects all of its respective obligations under the Merger Agreement.

    NO SOLICITATION. Each Stockholder severally (and not jointly) has agreed that he or she will immediately cease any existing discussions or negotiations, if any, with any parties with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries. Each Stockholder has also agreed that from and after the date of the Option Agreement, no Stockholder will directly or indirectly solicit or initiate any takeover proposal from any person, or engage in discussions or negotiations relating thereto except to the extent permitted in the Merger Agreement. Each Stockholder will promptly notify Parent of its receipt of any Alternative Proposal. Notwithstanding anything to the contrary contained in the Option Agreement, the parties have agreed that provisions set forth above will not limit or restrict in any manner whatsoever any Stockholder's action or conduct as a director of the Company.

    VOTING AGREEMENT. During the time the Option Agreement is in effect, each Stockholder has severally (and not jointly) agreed to vote all of the Shares owned of record or owned beneficially with the right to sell by such Stockholder
(i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (iii) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger. Each Stockholder also has severally (and not jointly) agreed that, if the Merger Agreement terminates solely by reason of the Company's exercise of its termination rights pursuant to Section 7.1(c)(1)(a) or (b) of the Merger Agreement and for so long as the Exercise Period has not ended, such Stockholder
(i) will attend or otherwise participate in all stockholder meetings, or actions by written consent, (ii) shall not, without the prior written consent of Parent or Offeror, vote any of such Shares in favor of any actions requiring stockholder approval which are described in the covenant section of the Merger Agreement, and (iii) will vote such Stockholder's Shares and use its reasonable efforts as a stockholder to prevent the Company from taking certain actions prohibited in the Merger Agreement.

    The Stockholders have agreed that if during the Exercise Period any Stockholder breaches the voting agreements described above, such Stockholder shall be deemed to have granted Parent proxies to vote his or her Shares except that Parent shall not have the right to vote to reduce the Offer Price or the Merger Consideration or to amend or modify the Merger Agreement or materially adversely affect or reduce the rights or benefits of the Company or any stockholders of the Company under the Offer or the Merger Agreement or materially reduce the obligations or materially increase the rights of Parent or Offeror thereunder. The Option Agreement provides that such proxies terminate if
(i) the Offer expires or terminates without any Shares being purchased thereunder in violation of the Offer or the Merger Agreement or (ii) Parent or Offeror is in violation of the Option Agreement.

    TRANSFER OF OPTIONS. The Option Agreement also provides that each of the Stockholders holding Options to purchase Shares pursuant to the Option Plans (for purposes of this section, a "Company Option") has agreed severally (and not jointly) that so long as the Option Agreement remains in effect, such Stockholder (for purposes of this section, an "Optionholder") will not transfer any Company Options held by such Optionholder; provided, however, that at the Effective Time each Optionholder has agreed to accept an amount in respect of such Company Options equal to the product of (A) the excess, if any, of the Offer Price over the per share exercise price of each such Company Option and
(B) the number of Shares subject thereto (such payment to be net of applicable withholding taxes) and each such Company Option will thereafter be cancelled.

    THE NOTE

    GENERAL. On December 19, 2000, the Company executed the Note in favor of Parent for the amount of $7.0 million. The amount borrowed under the Note, in the aggregate, will not exceed $5.0 million prior to April 19, 2001, or $7.0 million on or after April 19, 2001.

    INTEREST; PREPAYMENT. The Company is required to pay interest at a rate of 9.5% per year on the principal amount borrowed, and for any overdue installment of principal, the Company is required to pay interest at a rate equal to 11.5% per year. The loan may be prepaid by the Company without penalty or premium at any time.

    LOANS DUE ON DEMAND. Parent may demand the payment of all loans outstanding under the Note within five (5) business days of written notice of such demand to the Company, provided, however, that Parent cannot make demand prior to the earlier to occur of (i) the termination of the Merger Agreement, or (ii) the consummation of the transactions contemplated by the Merger Agreement. However, if the Merger Agreement is terminated by Parent or Offeror other than as permitted by the terms of the Merger Agreement or in the event any material provision of the Merger Agreement is breached by Parent or Offeror, then following such termination or material breach Parent will not make demand prior to June 19, 2001, unless an event of default under the Note has occurred.

    In the Note, the Company affirms, acknowledges and ratifies that subject only to the provisions above, all monies due under the Note are payable on demand, which demand may be made at any time by Parent in its sole discretion irrespective of whether an event of default has occurred.

    SECURITY INTEREST. The Note is secured by the liens granted by the Company to Parent pursuant to the Security Agreement, which liens encumber the accounts and general intangible assets of the Company (as more fully described below).

    USE OF PROCEEDS. The Company has agreed not to use any of the proceeds of the loans for the purpose of purchasing or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or to extend credit to any person for the purpose of purchasing or carrying any such margin stock, or for any purpose which violates, or is inconsistent with, any of Regulations T, U or X of such Board of Governors.

    REPRESENTATIONS AND WARRANTIES. In the Note, the Company has made customary representations and warranties to Parent, including, but not limited to, representations and warranties as to organization and qualification, authority to enter into the Note, required consents and approvals, binding obligation of the Note, defaults and absence of litigation.

    PERFECTION OF LIEN. So long as the Note remains unpaid or the Company has any commitments under the Note, the Company has agreed to cause Parent to have a perfected first and prior security interest in all of the accounts and general intangible assets of the Company and their proceeds, and the Company will take all actions requested by Parent necessary or appropriate to perfect such interest.

    EVENTS OF DEFAULT. If (i) the Company fails to make any payment of principal outstanding on demand as demand is permitted under the terms of the Note, or following three business days' written notice, interest on the Note or any fee provided for on demand as demand is permitted under the terms of the Note, (ii) the Company defaults in the performance or observance of any covenant or agreement contained in the Note following five days' written notice thereof,
(iii) any representation or warranty made by or on behalf of the Company in the Note, the Merger Agreement or in any other certificate, agreement, instrument, or statement delivered to Parent by or on behalf of the Company will at any time prove to have been incorrect when made in any material respect, (iv) any judgment against the Company or any attachment, levy or execution against any of its properties for any material amount will remain unpaid, or will not be released, discharged, dismissed, stayed or fully bonded for a period of 60 days or more after its entry, issue or levy, as the case may be, (v) the Company shall make an assignment for the benefit of creditors, or a trustee, receiver or liquidator shall be appointed for the Company or for any of its property, or
(vi) the commencement of any proceedings by the Company under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute, or the commencement of any such proceedings without the consent of the Company and such proceedings will continue undischarged for a period of 60 days, then Parent may declare the entire unpaid principal amount of the Note and all interest and fees accrued and unpaid to be immediately due and payable.

    THE SECURITY AGREEMENT

    GENERAL. The Company has entered into the Security Agreement with Parent as a condition precedent to making the Note.

    GRANT OF SECURITY INTEREST. In the Security Agreement, the Company has agreed to assign, pledge and grant to Parent a continuing first priority security interest in the collateral consisting of all of the Company's right, title and interest in and to all of the following property and interests in property, and all products, proceeds, substitutions, additions, accessions and replacements thereof (all of the same being herein referred to as the "Collateral"):

        (a) All accounts, accounts receivable, contracts, notes, bills, acceptances, choses in action, chattel paper, instruments, documents and other forms of obligations at any time owing to the Company arising out of goods sold or leased or for services rendered by the Company, including, without limitation, accounts receivable and contract rights arising under agreements to which the Company is a party, the proceeds thereof and all of the Company's rights with respect to any goods represented thereby, whether or not delivered, goods returned by customers and all rights as an unpaid vendor or lienor, including rights of stoppage in transit and of recovering possession by proceedings including repletion and reclamation, together with all customer lists, books and records, ledger and account cards, computer tapes, software, disks, printouts and records, whether now in existence or hereafter created, relating thereto (collectively referred to hereinafter as "Accounts");

        (b) All general intangibles of the Company in which the Company now has or hereafter acquires any rights, including but not limited to causes of action, corporate or business records, inventions, designs, goodwill, trade names, trade secrets, trade processes, patents, licenses, permits, franchises, customer lists, computer programs, all claims under guaranties, tax refund claims, rights and claims against carriers and shippers, leases, claims under insurance policies, all rights to indemnification and all other intangible personal property and intellectual property of every kind and nature (collectively referred to hereinafter as "Intangibles");

        (c) All rights now or hereafter accruing to the Company under contracts, leases, agreements or other instruments to perform services, to hold and use land and facilities, and to enforce all rights thereunder;

        (d) All books and records relating to any of the Collateral (including, without limitation, customer data, credit files, computer programs, printouts, and other computer materials and records of the Company pertaining to any of the foregoing); and

        (e) All accessions to, substitutions for and all replacements, products and proceeds of the foregoing, including, without limitation, proceeds of insurance policies insuring the Collateral.

    SECURITY FOR OBLIGATIONS. The Security Agreement secures the full and prompt payment and performance of all obligations of the Company to pay any amounts due under the Note, whether for principal, interest (including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to bankruptcy, insolvency or reorganization of the Company), fees or otherwise (collectively, the "Obligations"). Parent and the Company have agreed that it is their intention that the security interest granted under the Security Agreement is to attach upon the execution of the Security Agreement.

    COMPANY REMAINS LIABLE. Notwithstanding anything to the contrary, (i) the Company will remain fully liable under any contracts and agreements included in the Collateral to perform all of its duties and obligations thereunder,
(ii) Parent's exercise of any of its rights pursuant to the Security Agreement will not release the Company from any of its duties or obligations under any such Collateral, and (iii) Parent is not obligated or liable under any such Collateral by reason of the Security Agreement, nor is Parent obligated to perform any obligations or duties of the Company thereunder or to take any action under the Security Agreement.

    REPRESENTATIONS AND WARRANTIES. In the Security Agreement, the Company has made customary representations and warranties to Parent, including, but not limited to, representations and warranties as to the location of its principal place of business and assets, title to the assets, absence of financing statements, other than those made in Parent's favor, the validity of the first perfected priority lien, which lien is subject to certain permitted liens, and the Company's name.

    COVENANTS. In the Security Agreement, the Company has covenanted and agreed that it will (i) preserve and maintain the lien created by the Security Agreement and will protect and defend its title to the Collateral so that the lien so granted will be and remain a continuing first priority security interest, subject to certain permitted liens in the Collateral, (ii) not create, assume or suffer to exist any other lien in the Collateral except certain permitted liens, (iii) maintain books and records pertaining to the Collateral, and (iv) pay all taxes, assessments and other charges lawfully levied or assessed upon its properties or upon any of the Collateral when due. If, in Parent's sole opinion, any lien, other than certain permitted liens, may create an obligation having priority over the lien granted pursuant to the Security Agreement, the Parent may pay such lien and the amount of such payment will be charged to the Company and be secured by the lien granted pursuant to the Security Agreement.

    The Company has also agreed to comply with the following covenants regarding the Collateral: (i) the Company will keep the Collateral at its present location; provided, however, that the Company may establish any other location, on written notice delivered to Parent not less than 30 days prior to establishing any such other location, (ii) the Company will cause the Collateral to be maintained and preserved in good condition, repair and working order, excepting ordinary wear and tear, and (iii) the Company will not permit any of the Collateral to become a fixture to any real estate that is not subject to a mortgage or deed of trust made by the Company in favor of Parent.

    INSURANCE. The Security Agreement requires the Company, at its own expense, to maintain insurance with respect to the Collateral in such amounts, against such risks, in such form and with such insurers, as will be customary for businesses similar to the Company's business.

    TRANSFERS AND OTHER LIENS. The Company will not, without Parent's prior written consent, (i) sell, assign or otherwise dispose of any of the Collateral except the sale, assignment or other disposition of assets no longer used or useful in the conduct of its business and the sale, assignment or other disposition of assets in the ordinary course of business consistent with past practice or the grant of non-exclusive licenses to customers in the ordinary course of business, or (ii) create or suffer to exist any lien upon or with respect to any of the Collateral, other than certain permitted liens.

    REMEDIES UPON DEFAULT. If the Company defaults on its obligations under the Note or the Security Agreement, the Parent may exercise any rights or remedies provided for in the Security Agreement or under applicable law, including, but not limited to:

        (i) demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for, or make any compromise or settlement deemed desirable with respect to, any of the Collateral, and Parent may modify the terms of payment or of a release, all without incurring responsibility to, or discharging or otherwise affecting any liability to Parent of, the Company;

        (ii) enter upon the premises, or wherever the Collateral is, and take possession thereof, and maintain such possession on the Company's premises, or demand and receive such possession from any person who has possession thereof, or remove the Collateral or any part thereof, to such other places as Parent may desire, all without any obligation;

        (iii) require the Company to, at its expense, assemble all or part of the Collateral as directed by Parent and make it available to Parent at a place to be designated by Parent which is reasonably convenient to both parties;

        (iv) without notice (except as specified below) and with or without taking the possession thereof, sell, lease, assign, grant options to purchase or otherwise dispose of the Collateral or any part thereof in one or more parcels at public or private sale, at any location chosen by Parent, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as Parent may deem commercially reasonable. The Company has also agreed that Parent will have no obligation to preserve rights in the Collateral against prior parties or to marshal any Collateral for the benefit of any person; and

        (v) apply, without notice, any cash or cash items constituting Collateral in Parent's possession to payment of any of the Obligations.

    The Company granted to Parent a license or other right to use, without charge, the Company's intellectual property, as it pertains to the Collateral, in completing production of, advertising for, sale of and the selling of any Collateral, and the Company's rights under all licenses and franchise agreements will inure to Parent's benefit. The Company has waived, to the extent permitted by applicable law, all rights of the Company to prior notice and hearing under any other applicable statute or constitution. In addition, all cash proceeds received by Parent in respect of any sale of, collection from or other realization upon all or any part of the Collateral will, after payment of any amounts payable to Parent pursuant to the indemnity (as described below), be applied against the obligations in such order as Parent elects, and any balance left will be returned to the Company.

    INDEMNITY AND EXPENSES. In the Security Agreement, the Company agrees to indemnify Parent from and against any and all claims, losses and liabilities arising out of or resulting from the Security Agreement (including, without limitation, enforcement of the Security Agreement), except claims, losses or liabilities resulting solely from Parent's gross negligence or willful misconduct.

    The Company will also upon demand pay Parent the amount of any and all reasonable expenses (including the reasonable fees and disbursements of its counsel) which Parent may incur in connection with (i) the administration of the Security Agreement, (ii) the custody, use or operation of, or the sale of, or other realization upon, any of the Collateral or (iii) the exercise or enforcement of any of Parent's rights under the Security Agreement.

    SECURITY INTERESTS ABSOLUTE. The Security Agreement establishes that all of Parent's rights, all Obligations of the Company and the liens, are absolute and unconditional, irrespective of any lack of validity or enforceability of the Note, any related document or any other agreement, or any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Company in respect of the Obligations or the Security Agreement.

    CONTINUING SECURITY INTEREST. The Company has agreed that the Security Agreement creates a continuing security interest in the Collateral and will
(i) remain in full force and effect until no Obligations are outstanding,
(ii) be binding upon the Company and its successors and (iii) inure, together with Parent's rights and remedies pursuant to the Security Agreement, to the benefit of Parent and Parent's successors, transferees and assigns.

    INDEMNIFICATION PROVISIONS

    The Company's Certificate of Incorporation and Bylaws provide that its directors and officers will be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of the Company. In addition, the Certificate of Incorporation provides that directors will not be personally liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Further, the Company has entered into indemnification agreements with its officers and directors in which it has agreed to indemnify them in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements indemnify the Company's directors and officers for expenses (including attorneys' fees and associated legal expenses), judgments, fines and amounts paid in settlement, actually and reasonably incurred by them in connection with services as a director or officer of the Company. In order to receive the indemnification, the director or officer must have acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal proceeding, must have had reasonable cause to believe that his or her conduct was lawful. The Company also maintains insurance that insures its directors and officers against specified losses and that insures the Company against specific obligations to indemnify its directors and officers.

    The Merger Agreement provides that the Company's officers and directors will have continued rights to indemnification and insurance, as described under "The Merger Agreement--Indemnification," above.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    The Company's Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

    A letter to the Company's stockholders communicating the recommendation of the Company's Board of Directors and a press release (U.S. and the Netherlands versions) announcing the execution of the Merger Agreement are filed as Exhibits 11, 12 and 13 hereto and are incorporated herein by reference.

    (B) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

    The on-line legal information market is intensely competitive. This market is dominated by the two largest providers of on-line legal information, West Group, a division of The Thomson Corporation, and LEXIS-NEXIS, which is owned by Reed-Elsevier plc. One of the most critical competitive factors in this industry is the comprehensiveness of the legal databases offered to subscribers. The production of databases of statutes, court decisions and other legal information is very capital intensive. The Company has incurred significant database production costs in recent periods, and anticipates significant future costs in connection with the development of databases and the updating of existing databases. During 1999 and the early part of 2000, the Company accelerated the production of its databases in order to offer a comprehensive product to its subscribers and improve its ability to compete with its larger competitors on a national basis. More than half of the Company's state law databases have been completed since the beginning of 1999.

    The Company also incurred significant costs during the last quarter of 1999 and during 2000 in connection with its efforts to upgrade and expand its marketing function. In addition to increasing the size of its marketing staff, the Company entered into several joint marketing or similar agreements with third parties. Although the Company's subscriber base and gross revenues have continued to increase, neither its internal efforts nor its marketing relationships with third parties have produced results to the extent desired by the Company's Board of Directors and management.

    At the time of the Company's initial public offering in September 1999, and during most of 2000, management of the Company anticipated that the Company's operations would generate positive cash flow by the end of 2000. However, largely because the Company has continued to incur significant costs, particularly with respect to database production, that have not been offset by improvements in operating results, it has recently become apparent to management that the Company would not become cash flow positive until sometime in mid to late 2001. In addition, the Company's operating losses have depleted its cash reserves, including substantially all the cash generated by the Company's September 1999 initial public offering.

    In the first quarter of 2000, the Company decided to explore the possibility of acquiring companies offering complementary products or services as a strategic initiative in order to increase market share and to expand its customer base. The Company made contact with several potential acquisition candidates during the first half of 2000, and in the second quarter of 2000 entered into preliminary discussions with two companies that management of the Company identified as potential acquisition candidates. The Company engaged
U.S. Bancorp Piper Jaffray to assist it in connection with one of these potential transactions. However, these efforts did not result in any acquisitions by the Company and, by the time the Company began discussions regarding the proposed Offer and Merger with Parent in the fall of 2000, it had no significant prospects for making an acquisition.

    During the spring of 2000, the Company also attempted to identify potential strategic partners. Company management contacted a number of companies to determine if they might have an interest in entering into a strategic business relationship with the Company. The Company's Chief Executive Officer, Kyle Parker, contacted Wolters Kluwer nv by letter dated April 27, 2000 for this purpose. U.S. Bancorp Piper Jaffray also contacted Wolters Kluwer nv in
May 2000. As a result of these contacts and several subsequent telephone conversations, the Company entered into a Confidentiality Agreement with Parent on June 6, 2000 pursuant to which certain information would be exchanged by the parties on a confidential basis.

    On June 9, 2000, members of the Company's senior management team made a presentation to a member of Parent's senior management and several members of the senior management of Aspen Publishers, Inc., a wholly-owned subsidiary of Parent and the direct parent of Offeror ("Aspen"). Although the focus of this meeting was a potential strategic business relationship, Parent's representative asked if the Company would be interested in discussing a possible acquisition of the Company by Wolters Kluwer nv or one of its affiliates, and the Company's Chief Executive Officer indicated that the Company would be willing to entertain such discussions.

    These conversations with Parent and others did not result in any agreements or relationships that the Company's Board considered likely to have a significant positive impact on the Company's financial condition or prospects. Based in part on its discussions with U.S. Bancorp Piper Jaffray and its own internal financial review, management recommended that the Company initiate a process of exploring the possible sale of all or a substantial portion of the equity interest in or assets of the Company. On July 11, 2000, the Company retained U.S. Bancorp Piper Jaffray as its financial advisor in connection with the possible sale of all or a portion of the Company. Shortly thereafter, U.S. Bancorp Piper Jaffray and Company management identified a list of potential candidates that might be expected to have an interest in purchasing the Company.

    On July 11, 2000, the Company also entered into an agreement with Dublind Partners Inc., a financial advisory firm, pursuant to which that firm agreed to provide such assistance as U.S. Bancorp Piper Jaffray might reasonably request in connection with any negotiations with certain entities with which Dublind Partners Inc. had relationships or significant contacts. Dublind Partners Inc. agreed not to initiate further communications with any such entities and to refer any inquiries from such entities to U.S. Bancorp Piper Jaffray. The agreement provided for certain fees to be paid to Dublind Partners Inc. only in the event of consummation of an acquisition of the Company by one of the entities specified in the agreement. Because Parent and its affiliates were not so specified, the Company has not incurred any obligation to pay any amounts to Dublind Partners Inc. pursuant to such agreement.

    From July through December 2000, U.S. Bancorp Piper Jaffray and representatives of the Company contacted approximately 20 entities, some of which had previously advised the Company that they had a potential interest in a transaction with the Company. Between July and September 2000, certain of these entities executed confidentiality agreements with the Company, were given additional information concerning the Company and held further discussions with U.S. Bancorp Piper Jaffray and with other representatives of the Company. Certain of these discussions continued throughout the fall of 2000 and into early December 2000. None of these entities, other than Parent, submitted a formal proposal to acquire the Company.

    During June, July and August, 2000, the Company's senior management and senior management of Parent and Aspen had several telephone conversations regarding a potential strategic relationship, and a possible acquisition of the Company was occasionally discussed in general terms.

    On August 29, 2000, senior management of the Company met with a member of Parent's senior management and several members of Aspen's senior management to prepare for a presentation to be made to the Executive Board of Wolters Kluwer nv.

    On August 30, 2000, senior management of the Company, Parent and Aspen made a presentation to the Executive Board of Wolters Kluwer nv via teleconference. The purpose of this meeting was to provide information about the Company and its operations to Wolters Kluwer nv that would enable it to evaluate a possible acquisition of the Company, but potential terms of an acquisition transaction were not discussed.

    On September 21, 2000, senior management of the Company met with Parent's senior management to discuss the possible acquisition of the Company.

    Although the parties had begun preliminary discussions regarding a possible acquisition of the Company, they continued to discuss a possible strategic business relationship as well. On October 17, 2000, several members of Aspen's senior management met with the Company's senior management at the Company's offices in Van Buren, Arkansas. This meeting was devoted primarily to a discussion of a possible strategic relationship, though a possible acquisition transaction was discussed on a limited basis.

    From November 6 through November 8, 2000, senior management of the Company met with senior management of Aspen in New York City, primarily to discuss a possible strategic relationship between the Company and Aspen, including information integration issues, licensing of content and marketing and sales opportunities.

    On November 30, 2000, the Company received an oral offer from Parent to acquire 100% of the equity interest in the Company for approximately
$90.0 million (the "Initial Proposal"). The representative of Parent who made the offer indicated that it had been approved by the Executive Board of Wolters Kluwer nv but was subject to approval by the Supervisory Board of Wolters Kluwer nv.

    On December 5, 2000, the Company rejected the Initial Proposal based on the determination by its Board of Directors that the price per share to be offered to the Company's stockholders was insufficient.

    Beginning in September 2000, the Company had also begun discussions with Capital Resource Lenders III, L.P. and Sandler Capital Management, each of which or its affiliates is an existing stockholder of the Company, regarding a possible equity investment in the Company. Robert C. Ammerman and Hannah C. Stone, directors of the Company, are affiliated with Capital Resource
Lenders III, L.P. and Sandler Capital Management, respectively. The parties discussed various possible investment structures, including the issuance of a new series of convertible preferred stock by the Company. In connection with those discussions, the Company engaged the financial advisory firm of Houlihan Lokey Howard & Zuken to render an opinion as to the fairness, from a financial point of view, of any transaction that might be entered into with those parties. However, the parties never reached agreement on the terms of such a proposed investment, and the Company terminated its negotiations with Capital Resource Lenders III, L.P. and Sandler Capital Management on December 13, 2000. Its engagement letter entered into on December 5, 2000 with Houlihan Lokey Howard & Zuken provided that the Company would pay to that firm fees of up to $100,000 plus reasonable expenses.

    By the beginning of December 2000, management of the Company determined that it was advisable for the Company to obtain interim financing in order to address its cash needs. On December 8, 2000, the Company obtained a loan in the initial principal amount of $500,000 from Capital Resource Lenders III, L.P. On
December 15, 2000, the Company obtained an additional $1,000,000 loan from Capital Resource Lenders III, L.P. The Note Purchase Agreements with respect to each of these loans specified that the Company would repay the loans in full if the Company obtained additional financing in the amount of $2.0 million or more. These loans were repaid on December 28, 2000 with funds obtained from Parent pursuant to the Note.

    On December 11, 2000, the Company received an oral offer from Parent to acquire 100% of the equity interest in the Company for approximately
$95.0 million (the "Revised Proposal"). The representative of Parent who made the offer indicated that it had been approved by the Executive Board of Wolters Kluwer nv but was subject to approval by the Supervisory Board of Wolters Kluwer nv.

    On December 13 and December 14, 2000, the Company, Parent and their respective financial advisors and legal counsel met near Dallas, Texas to negotiate the terms and conditions of the proposed acquisition of the Company by Parent. The Company was represented at such meetings by Mr. Parker, a director and the Company's Chief Executive Officer, and R. Randy Laney, an independent director of the Company. On December 13, 2000, Mr. Parker and Mr. Laney, together with the Company's financial and legal advisors, had several telephone conferences with the other directors of the Company to discuss the status of the negotiations and the principal terms of the Revised Proposal and the proposed transaction. The Company's directors determined that it was advisable to continue discussions with Parent regarding an acquisition on the proposed terms and instructed Mr. Parker and Mr. Laney to continue the negotiations. On the evening of December 13, 2000, Mr. Parker advised Parent that the Company had tentatively determined that the price included in the Revised Proposal was acceptable, subject to final approval of the Company's Board of Directors and the negotiation of the final terms and conditions of the transaction. At the conclusion of the meetings on December 14, 2000, Parent delivered preliminary drafts of the Merger Agreement and Option Agreement to the Company, its legal counsel and financial advisors.

    On the morning of December 16, 2000, a telephonic meeting of the Company's Board of Directors was held to discuss the proposed transaction with Parent and the drafts of the Merger Agreement and Option Agreement. U.S. Bancorp Piper Jaffray made a presentation to the Board at that meeting regarding its preliminary financial analysis of the consideration proposed to be paid in the proposed transaction to the Company's stockholders. Legal counsel for the Company made presentations at this meeting regarding the terms of the draft Merger Agreement and Option Agreement and the status of negotiations, as well as relevant provisions of Delaware law. The Board authorized Mr. Parker and the Company's financial and legal advisors to continue negotiations with Parent, and asked U.S. Bancorp Piper Jaffray to prepare an opinion as to the fairness, from a financial point of view, of the consideration proposed to be paid in the transaction for delivery upon completion of the negotiations. Throughout the remainder of December 16 and December 17, 2000, the Company's representatives and Parent's representatives continued to negotiate the terms of the Merger Agreement and the Option Agreement. During this period, the Company and Parent and their representatives also negotiated the terms and conditions of the Note and the Security Agreement.

    On the morning of December 18, 2000, negotiations regarding the terms of the proposed transactions and related documents continued. Among other things, Parent agreed to increase the maximum amount that it would lend to the Company pursuant to the Note from $5.0 million to $7.0 million if the Offer and Merger were not consummated before April 19, 2001.

    On the afternoon of December 18, 2000, the Company's Board of Directors met to consider the transactions proposed between the Company and Parent. At this meeting, the Company's legal counsel made a presentation regarding the negotiations and revisions to the various transaction documents since the last Board meeting. A lengthy discussion followed regarding the terms of the Offer, the Merger Agreement, the Option Agreement, the Note and the Security Agreement. Also at this meeting, U.S. Bancorp Piper Jaffray made a presentation regarding its analysis of the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer and the Merger, including a review of the materials it had presented in preliminary form at the meeting of the Company's Board of Directors on December 16, 2000 and certain additional information reviewed by U.S. Bancorp Piper Jaffray. A lengthy discussion followed this presentation, after which U.S. Bancorp Piper Jaffray orally delivered its opinion, which was confirmed in writing, that as of such date the consideration to be received by the Company's stockholders in connection with the Offer and Merger was fair to the Company's stockholders from a financial point of view. At the conclusion of the meeting, the Company's Board of Directors unanimously approved the Offer, the Merger, the Merger Agreement, the Note, and the Security Agreement and the transactions contemplated thereby.

    On December 19, 2000, the Merger Agreement, the Option Agreement, the Note and the Security Agreement were finalized and executed. On the morning of December 19, 2000, a public announcement was made simultaneously in the United States and the Netherlands concerning the transaction.

    On December 29, 2000, Parent and Offeror commenced the Offer.

    In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company's Board of Directors considered a number of factors, including:

        1. The presentations and views expressed by management of the Company at the meetings of the Board of Directors held on December 16 and December 18, 2000, and at previous meetings of the Board, regarding, among other things: (a) the business, operating results, financial condition, financing capacity, strategic objectives and prospects of the Company, as well as the risks involved in achieving those prospects and objectives under current industry, economic and market conditions, including the risks associated with continuing to operate as a stand-alone entity; (b) the possible alternatives to the Merger available to the Company, including raising additional capital and possible acquisitions, as well as the results of the Company's previous efforts in that regard; (c) the fact that in view of the discussions held with various parties, as well as the efforts by U.S. Bancorp Piper Jaffray to determine whether third parties might have an interest in acquiring the Company, management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Offer and the Merger by management of the Company.

        2. The presentations of U.S. Bancorp Piper Jaffray at the meetings of the Company's Board of Directors held on December 16 and December 18, 2000, and the opinion of U.S. Bancorp Piper Jaffray, expressed orally at the December 18, 2000 meeting (and confirmed in writing later that day) to the effect that, as of December 18, 2000, the $4.3545 per share in cash to be received by the Company's stockholders in the Offer and the Merger was fair from a financial point of view to the Company's stockholders. The full text of the written opinion of U.S. Bancorp Piper Jaffray, dated December 18, 2000, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A and is incorporated herein by reference. The opinion of U.S. Bancorp Piper Jaffray referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such shares in connection with the Offer or as to how such stockholder should vote with respect to the Merger. All stockholders are urged to, and should, read the opinion of U.S. Bancorp Piper Jaffray carefully in its entirety.

        3. The historical market prices and the recent limited trading activity of the Shares, including the fact that the Offer Price represents a premium of approximately 190.3% over the closing price of the Shares on the Nasdaq National Market at December 18, 2000 ($1.50), the day before the public announcement of the Offer.

        4. The arm's-length negotiations between the Company and Parent leading to the belief by the Company's Board of Directors that $4.3545 per Share represented the highest price per Share that could be negotiated with Parent.

        5. That the Offer and the Merger provide for a prompt cash offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

        6. The business reputation and capabilities of Parent and its management, and Parent's financial strength, including its ability to fund the Offer.

        7. The terms, conditions and possible consequences to the Company of the Option Agreement, including the grant of the Stock Option and the possible adverse impact of the Stock Option on the willingness of others to make alternative proposals to acquire the Company prior to the closing of the Offer.

    The foregoing discussion of information and factors considered and given weight by the Company's Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company's Board of Directors may have given different weights to different factors.

    (C) INTENT TO TENDER

    To the best knowledge of the Company, all of its executive officers, directors and affiliates currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options). The Company's Chief Executive Officer and certain other stockholders of the Company have entered into the Option Agreement pursuant to which they have, among other things, agreed to tender their Shares in the Offer, as described in Item 3 above. These stockholders, in the aggregate, hold approximately 63.28% of the outstanding Shares.

ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to the terms of a letter agreement dated July 11, 2000 (the "Engagement Letter"), the Company retained U.S. Bancorp Piper Jaffray Inc. to act as its financial advisor in connection with the possible sale of all or a portion of the Company, and to render a fairness opinion to the Company in connection with the sale of more than 40% of the Company Common Stock, the sale of substantially all of its assets, a merger or a similar transaction. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay U.S. Bancorp Piper Jaffray a fee of $750,000 in connection with the delivery of its fairness opinion relating to any such transaction or proposed transaction. The Company also agreed to pay U.S. Bancorp Piper Jaffray a transaction fee upon consummation of the Offer, and the fee payable in connection with the delivery of the fairness opinion will be credited against the transaction fee. Based upon the aggregate consideration to be received by the Company's stockholders and option holders in the Offer and the Merger, the fee payable to U.S. Bancorp Piper Jaffray will be not more than $1.6 million. The Company has also agreed to reimburse U.S. Bancorp Piper Jaffray for its reasonable out-of-pocket expenses, including attorney's fees, up to a maximum of $75,000, and to indemnify U.S. Bancorp Piper Jaffray and certain related persons against certain liabilities, including certain liabilities under the federal securities laws.

    Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except for the Stock Option described in the Option Agreement and the grant of the stock options listed below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

                        OPTIONS GRANTED IN PAST 60 DAYS

                        OPTIONEE                           NUMBER OF SHARES   EXERCISE PRICE   GRANT DATE
                        --------                           ----------------   --------------   ----------
Michael Romanies.........................................       100,000*          $1.00         11/28/00
Tony Fisher..............................................        10,000            1.00         11/28/00
Randell L. Sisemore......................................       100,000            1.00         11/28/00
Jay Scott Thompson.......................................       100,000            1.00         11/28/00
Sam Sexton, III..........................................        85,000            1.00         11/28/00
Paul E. Dickson..........................................        10,000            1.00         11/28/00
Cornelia M. Schardt......................................         5,000            1.00         11/28/00
Barbara P. Jetton........................................         5,000            1.00         11/28/00
Kathy Lairamore..........................................         5,000            1.00         11/28/00
Darren Brewer............................................         5,000            1.00         11/28/00
Todd S. Cytron...........................................         7,000            1.00         11/28/00
Nanci Anderson...........................................         2,000            1.00         11/28/00
Mark O'Leary.............................................         6,000            1.00         11/28/00
James C. Welch...........................................         6,000            1.00         11/28/00
William C. Lippold.......................................         5,000            1.00         11/28/00
Michael J. Sofio.........................................         1,000            1.00         11/28/00
Richard B. Eberhart......................................         1,000            1.00         11/28/00
Margaret S. Fitzpatrick..................................         1,000            1.00         11/28/00
Julie D. Fry.............................................         1,000            1.00         11/28/00
Kenneth D. Boyett........................................         1,000            1.00         11/28/00
Isaac J. Farmer..........................................         1,000*           1.00         11/28/00
Bill J. Norton...........................................         1,000*           1.00         11/28/00
Deborah K. Swint.........................................         1,000            1.00         11/28/00
Gregory C. Branson.......................................         1,000*           1.00         11/28/00
Linda J. Tabor...........................................         1,000            1.00         11/28/00
Gordon L. Campbell.......................................         5,000            1.00         11/28/00
John L. Johnson..........................................         1,000            1.00         11/28/00
Michaelle E. d'Arcy......................................         5,000            1.00         11/28/00
Antoinette L. Holohan....................................         2,500            1.00         11/28/00
Mark E. Myers............................................         3,000            1.00         11/28/00
Dorothy S. Rogers........................................         1,000            1.00         11/28/00
Michael J. Haskins.......................................         5,000            1.00         11/28/00
Jeff Voth................................................         3,000            1.00         11/28/00
Kyle D. Parker...........................................        38,000            1.00          12/5/00
Randy Laney..............................................        40,000            1.00         11/28/00
Hannah Stone.............................................        40,000            1.00         11/28/00
Robert Ammerman..........................................        40,000            1.00         11/28/00
Allan Duncan.............................................        75,000            2.25         11/21/00
George Ellis.............................................        75,000            2.25         11/21/00

--------------------------

* The options granted to Mr. Romanies, Mr. Farmer, Mr. Norton and Mr. Branson expired without vesting in connection with the termination of the employment relationships between the Company and such persons.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) a tender offer for or other acquisition of securities by or of the Company,
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend policy of the Company.

    (b) Except as described in Item 3 and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

    PARENT'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS

    The Company intends to file with the Commission and furnish to stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

    APPRAISAL RIGHTS

    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company have certain rights under the Delaware GCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

    DELAWARE STATE TAKEOVER LAWS

    Under the Delaware GCL and the Company's Certificate of Incorporation, if Offeror acquires less than 90% of the outstanding Shares, the Merger would require, among other things, the affirmative vote of the holders of at least two-thirds of all the outstanding Shares. If Offeror acquires, pursuant to the Offer or otherwise, including pursuant to the Option Agreement or pursuant to a subsequent offering period as contemplated by Rule 14d-11 under the Exchange Act, voting power with respect to at least two-thirds of the outstanding Shares, which would be the case if the Minimum Condition is satisfied, Offeror will have the voting power to effect the Merger without the vote of any other stockholder. The Delaware GCL also provides that if a parent company owns at least 90% of each class of stock outstanding of a subsidiary, the parent company can effect a merger with the subsidiary without the authorization of the board of directors or other stockholders of the subsidiary (a "short-form merger"). Accordingly, if Offeror acquires 90% or more of the outstanding Shares pursuant to the Offer and the Option Agreement or otherwise, it could consummate the Merger without the approval of any other stockholders of the Company. Parent and Offeror have advised the Company that they intend to effect a short-form merger if permitted to do so under the Delaware GCL, pursuant to which Offeror will be merged with and into the Company.

    In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. The Delaware Supreme Court has indicated in recent decisions that in most cases the remedy available in a merger that is found not to be "fair" to minority stockholders is the right to appraisal described above or a damages remedy based on essentially the same principles.

    Delaware GCL Section 203 prohibits business combination transactions involving a Delaware corporation and an "interested stockholder" (defined generally as any person that directly or indirectly beneficially owns 15% or more of the outstanding voting stock of the subject corporation) for three years following the date such person became an "interested stockholder," unless certain exceptions apply, including that prior to such date the corporation's board of directors approved either the business combination or the transaction which resulted in such person becoming an interested stockholder. As set forth below, the Company's Board of Directors has taken actions to make Delaware GCL
Section 203 inapplicable to Parent and Offeror in connection with the Offer, the Merger and the Option Agreement.

    The Company's Board of Directors has unanimously approved the Merger Agreement and the Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Delaware GCL Section 203, such approval occurring prior to the time Offeror became an "interested stockholder" as defined in Delaware GCL Section 203, so that the provisions thereof are not applicable to such transactions.

    OTHER STATE TAKEOVER LAWS

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects in such states. In EDGAR V. MITE CORP., in l982, the U.S. Supreme Court invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the U.S. Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the U.S. Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger. Parent and Offeror have informed the Company that they have not attempted to comply with any such laws, and that should any person seek to apply any state takeover law, Parent and Offeror will take such action as then appears desirable, and that which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that such laws are inapplicable or invalid as applied to the Offer, Parent and Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent and Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Parent and Offeror may not be obligated to accept for payment any Shares tendered. See "The Merger Agreement--Certain Conditions to the Offeror's Obligations" in Item 3, above.

    ANTITRUST MATTERS

    Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Wolters Kluwer nv of a Premerger Notification and Report Form with respect to the Offer, unless Wolters Kluwer nv receives a request for additional information or documentary material from the United States Department of Justice, Antitrust Division (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Parent has advised the Company that Wolters Kluwer nv, the ultimate parent entity of Offeror and Parent, made such a filing on December 22, 2000 and, accordingly, the initial waiting period will expire on January 6, 2001. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance with such request by Wolters Kluwer nv. Complying with a request for additional information or documentary material can take a significant amount of time.

    The Antitrust Division and the FTC frequently scrutinize the legality under U.S. antitrust laws of transactions such as Parent's proposed acquisition of the Company. At any time before or after Offeror's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of the Company or of the Parent's subsidiaries. Private parties may also bring legal action under these antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or to the consummation of the Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

    If any applicable waiting period under the HSR Act has not expired or been terminated prior to the Expiration Date, the Offeror will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. See "The Merger Agreement--Certain Conditions to Offeror's Obligations" in Item 3, above.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement and Plan of Merger dated as December 19, 2000, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed on December 29, 2000 by Offeror, Parent, Aspen and Wolters
             Kluwer nv).

Exhibit 2. Information contained under the headings "Item 1. Election of Directors--Compensation Committee Interlocks and Insider
             Participation," "Executive Compensation" and "Certain
             Transactions" in the Company's proxy statement for its annual meeting of stockholders held on June 13, 2000 and filed with the Commission (File No. 0-27463) (incorporated by reference to such filing).

Exhibit 3. Promissory Note in the initial principal amount of $500,000 made by the Company in favor of Capital Resource Lenders
             III, L.P. and related Note Purchase Agreement, each dated
             December 8, 2000, between the Company and such entity.

Exhibit 4. Promissory Note in the initial principal amount of $1,000,000 made by the Company in favor of Capital Resource
             Lenders III, L.P. and related Note Purchase Agreement, each dated December 15, 2000, between the Company and such entity.

Exhibit 5.   Form of Employment Agreement between the Company and
             Kyle D. Parker dated as of June 17, 1999 (incorporated by reference to Exhibit 10.2 to the Registration Statement of the Company on Form S-1 (Registration No. 333-81107) filed with the Commission on June 18, 1999).

Exhibit 6. First Amendment to Employment Agreement between the Company and Kyle D. Parker dated as of December 19, 2000.

Exhibit 7.   Confidentiality Agreement dated June 6, 2000 between the
             Company and Parent.

Exhibit 8.   Stock Option and Tender Agreement, dated as of December 19,
             2000, by and among Parent, Offeror and the Stockholders identified therein (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed on December 29, 2000 by Offeror, Parent, Aspen and Wolters Kluwer nv).

Exhibit 9. Grid Promissory Demand Note, dated as of December 19, 2000, in the face amount of $7,000,000, by the Company in favor of Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on December 29, 2000 by Offeror, Parent,
             Aspen and Wolters Kluwer nv).

Exhibit 10. Security Agreement, dated as of December 19, 2000, by and between the Company and Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed on December 29, 2000 by Offeror, Parent, Aspen and Wolters Kluwer nv).

Exhibit 11.  Letter to Stockholders of the Company, dated December 29,
             2000.*

Exhibit 12.  Text of Joint Press Release issued by the Company and
             Wolters Kluwer nv on December 19, 2000 (U.S.) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed on December 29, 2000 by Offeror, Parent, Aspen and Wolters
             Kluwer nv).

Exhibit 13.  Text of Joint Press Release issued by the Company and
             Wolters Kluwer nv on December 19, 2000 (the Netherlands)
             (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed on December 29, 2000 by Offeror, Parent,
             Aspen and Wolters Kluwer nv).

Exhibit 14.  Opinion of U.S. Bancorp Piper Jaffray dated December 18,
             2000 (attached hereto as Annex A).*

------------------------

*   Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000

                                                       LOISLAW.COM, INC.

                                                       By:    /s/ KYLE D. PARKER
                                                              --------------------------------------
                                                       Name:  Kyle D. Parker
                                                       Title: CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                             DESCRIPTION
-----------                          -----------

Exhibit 1. Agreement and Plan of Merger dated as December 19, 2000, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed on December 29, 2000 by Offeror, Parent, Aspen and Wolters
             Kluwer nv).

Exhibit 2. Information contained under the headings "Item 1. Election of Directors--Compensation Committee Interlocks and Insider
             Participation," "Executive Compensation" and "Certain
             Transactions" in the Company's proxy statement for its annual meeting of stockholders held on June 13, 2000 and filed with the Commission (File No. 0-27463) (incorporated by reference to such filing).

Exhibit 3. Promissory Note in the initial principal amount of $500,000 made by the Company in favor of Capital Resource Lenders
             III, L.P. and related Note Purchase Agreement, each dated
             December 8, 2000, between the Company and such entity.

Exhibit 4. Promissory Note in the initial principal amount of $1,000,000 made by the Company in favor of Capital Resource
             Lenders III, L.P. and related Note Purchase Agreement, each dated December 15, 2000, between the Company and such entity.

Exhibit 5.   Form of Employment Agreement between the Company and
             Kyle D. Parker dated as of June 17, 1999 (incorporated by reference to Exhibit 10.2 to the Registration Statement of the Company on Form S-1 (Registration No. 333-81107) filed with the Commission on June 18, 1999).

Exhibit 6. First Amendment to Employment Agreement between the Company and Kyle D. Parker dated as of December 19, 2000.

Exhibit 7.   Confidentiality Agreement dated June 6, 2000 between the
             Company and Parent.

Exhibit 8.   Stock Option and Tender Agreement, dated as of December 19,
             2000, by and among Parent, Offeror and the Stockholders identified therein (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed on December 29, 2000 by Offeror, Parent, Aspen and Wolters Kluwer nv).

Exhibit 9. Grid Promissory Demand Note, dated as of December 19, 2000, in the face amount of $7,000,000, by the Company in favor of Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on December 29, 2000 by Offeror, Parent,
             Aspen and Wolters Kluwer nv).

Exhibit 10. Security Agreement, dated as of December 19, 2000, by and between the Company and Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed on December 29, 2000 by Offeror, Parent, Aspen and Wolters Kluwer nv).

Exhibit 11.  Letter to Stockholders of the Company, dated December 29,
             2000.*

Exhibit 12.  Text of Joint Press Release issued by the Company and
             Wolters Kluwer nv on December 19, 2000 (U.S.) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed on December 29, 2000 by Offeror, Parent, Aspen and Wolters
             Kluwer nv).

Exhibit 13.  Text of Joint Press Release issued by the Company and
             Wolters Kluwer nv on December 19, 2000 (the Netherlands)
             (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed on December 29, 2000 by Offeror, Parent,
             Aspen and Wolters Kluwer nv).

Exhibit 14.  Opinion of U.S. Bancorp Piper Jaffray dated December 18,
             2000 (attached hereto as Annex A).*

------------------------

*   Included in copies of the Schedule 14D-9 mailed to stockholders.